# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amneal Pharmaceuticals, Inc., CIK 0001723128
CUSIP: 03168L105
Title of class of securities: Class A Common Stock, par value $0.01
Address of issuer's principal executive offices: 400 CROSSING BOULEVARD, 3RD FLOOR, BRIDGEWATER, New Jersey (NJ), 08807
Date of event which requires filing of this statement: 08/10/2026
Amends the filing with accession number 0000898432-25-000584
Filed by CIK 0001738701
Persons authorized to receive notices and communications: Christine Krentz, 4 Gatehall Drive, Parsippany, New Jersey (NJ), 07054, (908) 409-6700

## Reporting persons
- Chirag Patel (CIK 0001738701): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 29,097,645; shared voting power 0; sole dispositive power 29,097,645; shared dispositive power 0; aggregate amount beneficially owned 29,097,645 (8.4% of the class)
  Comment: The percentage of ownership of the Class A Common Stock by the Reporting Person presented in this Statement is based on 348,296,017 shares of Class A Common Stock outstanding as of August 10, 2026, which reflects the amount reported in the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2026, plus 28,942,098 shares of Class A Common Stock issued in connection with the Kashiv Acquisition (as defined below), as reported in the Issuer's Current Report on Form 8-K filed on August 10, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01
Name of issuer: Amneal Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 CROSSING BOULEVARD, 3RD FLOOR, BRIDGEWATER, New Jersey (NJ), 08807

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The disclosure in Item 3 is hereby amended and supplemented by adding the following:

On April 21, 2026, CKR Investments, LLC, a Delaware limited liability company ("CKR") the sole manager of which is the Reporting Person, and Shivkan Dynasty, LLC, a Delaware limited liability company ("Shivkan") the sole manager of which is the Reporting Person, entered into a Membership Interest Purchase Agreement (the "Purchase Agreement"), by and among the Issuer, Kashiv BioSciences, LLC ("Kashiv"), KB Seller Representative, LLC (the "Seller Representative") and the equityholders of Kashiv named therein, including CKR and Shivkan (the "Sellers"). On August 10, 2026, pursuant to the Purchase Agreement, Amneal Pharmaceuticals LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Amneal LLC'), acting pursuant to the terms and conditions of a previously executed assignment and assumption agreement between it, Amneal, Kashiv and the Seller Representative, purchased from the Sellers, including CKR and Shivkan, and the Sellers, including CKR and Shivkan sold, conveyed, assigned, transferred and delivered to Amneal LLC, 100% of the issued and outstanding membership interests of Kashiv (the "Kashiv Acquisition"). Pursuant to the Purchase Agreement, at the closing of the Kashiv Acquisition, (i) Amneal LLC was required to pay to the Sellers, including CKR and Shivkan, an aggregate amount of $375,000,000 in cash, subject to certain purchase price adjustments, and (ii) Amneal was required to issue to the Sellers, including CKR and Shivkan, an aggregate of 28,942,098 shares of Class A Common Stock. CKR was issued 3,573,771 shares of Class A Common Stock, and Shivkan was issued 2,807,963 shares of Class A Common Stock, in connection with the Kashiv Acquisition.

## Item 4. Purpose of Transaction
Purpose of transaction: This Amendment No. 7 to Schedule 13D (this "Amendment No. 7") amends and supplements the Schedule 13D filed with the SEC on July 9, 2018 (the "Initial 13D" and, as amended and supplemented through the date of this Amendment No. 7, the "Schedule 13D"), by the Reporting Person relating to Class A Common Stock of the Issuer. Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by the Reporting Person, as well as the number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 348,296,017 shares of Class A Common Stock outstanding as of August 10, 2026, which reflects the amount reported in the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2026, plus 28,942,098 shares of Class A Common Stock issued in connection with the Kashiv Acquisition, as reported in the Issuer's Current Report on Form 8-K filed on August 10, 2026:
Number of shares as to which each person has sole or shared power to vote or dispose:
Reporting Person - Chirag Patel
Amount beneficially owned - 29,097,645
Percent of class - 8.4
Sole power to vote or to direct the vote - 29,097,645
Shared power to vote or to direct the vote - 0
Sole power to dispose or to direct the disposition - 29,097,645
Shared power to dispose or to direct the disposition - 0

The Reporting Person owns directly (i) 1,393,470 shares of Class A Common Stock, (ii) 24,977 shares of Class A Common Stock issuable upon exercise of options exercisable for $15.01 per share, which expire on May 7, 2028 and (iii) 28,044 shares of Class A Common Stock issuable upon exercise of options exercisable for $14.05 per share, which expire on May 6, 2029; and may be deemed to beneficially own 21,269,420 shares of Class A Common Stock held of record by trusts controlled by the Reporting Person, 3,573,771 shares of Class A Common Stock held of record by CKR, and 2,807,963 shares of Class A Common Stock held by Shivkan.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 of this Amendment No. 7 is incorporated by reference herein
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Chirag Patel: /s/ Chirag Patel, Chirag Patel (08/12/2026)